U.S. Securities and Exchange Commission

June 20, 2014

June 20, 2014

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz
Daniel Morris
Jeanne Bennett
Brian Cascio
Joseph McCann

Re:	Capnia, Inc.
Registration Statement on Form S-1
Filed June 10, 2014
(SEC File No. 333-196635)

Ladies and Gentlemen:

This letter is being furnished by Capnia, Inc. (the “Company”) in response to a voicemail on June 19, 2014 from Joseph McCann of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Elton Satusky, outside corporate counsel for the Company, with respect to the Company’s Registration Statement on Form S-1, as filed on June 10, 2014 (the “Registration Statement”).

The Company hereby amends the Registration Statement to include on the cover page the delaying amendment language set forth below:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned or Elton Satusky at (650) 996-4063. Thank you for your assistance.

U.S. Securities and Exchange Commission

June 20, 2014

Sincerely,

/s/ Anish Bhatnagar
Anish Bhatnagar
Chief Executive Officer

cc:	Michael Danaher
Elton Satusky
Wilson Sonsini Goodrich & Rosati
650 Page Mill Rd. Road
Palo Alto, CA 94304

U.S. Securities and Exchange Commission

June 20, 2014

APPROVED BY:

Signature	Title	Date

/s/ Anish Bhatnagar Anish Bhatnagar	President, Chief Executive Officer and Director (Principal Executive Officer)	June 20, 2014

/s/ Antoun Nabhan Antoun Nabhan	Vice President of Corporate Development (Principal Financing and Accounting Officer)	June 20, 2014

* Ernest Mario	Chairman	June 20, 2014

* Edgar G. Engleman	Director	June 20, 2014

* Steinar J. Engelsen	Director	June 20, 2014

* Stephen Kirnon	Director	June 20, 2014

* William James Alexander	Director	June 20, 2014

* By:	/s/ Anish Bhatnagar
Anish Bhatnagar
Attorney-in-Fact